File number 82 - 524

82-34640

FRIENDS PROVIDENT

+Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

04 JAN 13 7:21

04012087

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

6 January 2004

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 19th December 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Change of Reporting Date	-	23rd December 2003
Increase of issued share capital	-	29th December 2003
Directorate Change	-	30th December 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 1/15

LSE / SecExch: SecExch 271103

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Change of reporting date
Released	15:00 23 Dec 2003
Number	6097T

RNS Number:6097T
Friends Provident PLC
23 December 2003

FRIENDS PROVIDENT

CHANGE IN ANNOUNCEMENT DATE FOR FULL YEAR 2003 NEW BUSINESS FIGURES

Friends Provident Life and Pensions Limited, part of Friends Provident plc, announces a change in the reporting date for its 2003 new business figures.

These will now be announced on Friday, 30 January 2004.

For further information, please contact:

Di Skidmore 020 7760 3133
Friends Provident plc

Catherine Lees 020 7861 3877
Bell Pottinger Financial

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of issued share capital
Released	10:31 29 Dec 2003
Number	PRNUK-2912

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 29th December 2003 the issued share capital of the Company has increased to 1,722,371,500 ordinary shares of 10 pence each to accommodate the exercise of share options in the Friends Provident Executive Share Option Scheme.

Application has been made for admission of the new 22,855 ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Directorate Change
Released	12:00 31 Dec 2003
Number	PRNUK-3012

FRIENDS PROVIDENT PLC

Retirement of Director

Friends Provident plc announces that Graham Aslet, the Appointed Actuary of the regulated life and pensions operating companies within the Friends Provident UK Group of Companies, will retire from the Board of Friends Provident plc on 31 December 2004 or on the later date, being not later than 31 March 2005 in any event, on which the FSA implements the prudential regulatory regime envisaged by the Prudential Sourcebook, which is designed to deliver a single regulatory regime for all financial services businesses.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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